Code Green Apparel Corp.
4739 S. Durfee Avenue
Pico Rivera, California 90660

November 12, 2015

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:           Code Green Apparel Corp.
Registration Statement on Form S-1
Filed August 4, 2015
File No. 333-206089

Dear Mr. Reynolds:

The letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Code Green Apparel Corp. (the "Company", "we" or "us") dated August 31, 2015.

We hope this letter is responsive to your comments and requests for information. The Company's goal is to resolve these outstanding comments in a manner that is acceptable to the Staff.

Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission's corresponding comment.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We note the Staff's comment, and we do not intend to provide written materials to potential investors that are qualified institutional buyers or institutional accredited investors.

2.
We note that you are registering a total of 72,858,608 shares for sale by the selling shareholders.  We also note that as of August 4, 2015, you had 327,682,980 shares outstanding of which at least 129,115,016 shares appear to be owned by affiliates, according to the table in your Security Ownership of Certain Beneficial Owners and Management section on page 30, and 198,567,964 shares appear to be owned by non-affiliates.  Given that it appears that you are registering for resale an amount of shares accounting for at least 37% of your shares issued and outstanding held by non-affiliates, please provide a detailed legal analysis regarding why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant.  Your response should provide an analysis of each of the factors relevant to this determination.  Please also provide us your calculations for the number of shares outstanding held by affiliates of the company.  For guidance, please refer to the Securities Act Rules C&DI Section 612.09, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Your response should include a description of the nature of your relationship to Eric Scheffey who is a selling shareholder.

Response:

In light of the Staff’s comment, we have revised the selling shareholders to include eleven shareholders while registering 59,308,609 shares for resale. Following the same basis for calculation as the Staff above, the amount being registered accounts for 28.5% of the issued and outstanding share held by non-affiliates. Eric Scheffey is a shareholder of the Company, and has no other relationship or involvement with the Company and its principal outside of his sole role as an investor.

3.
We note your disclosure that your common stock is quoted on the OTC Pink sheets on page 20.  We do not consider the OTC Pink sheets as being a market and therefore our view is that there is currently no public market for your common stock.  Please revise the cover page of your prospectus, and throughout the appropriate sections of your prospectus, to provide that the selling shareholders will sell at a fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices.

Response:

We have revised the cover page of the prospectus, and throughout the appropriate sections of our prospectus, and throughout the appropriate sections of our prospectus, to state the selling shareholders will sell at a fixed price until our shares are quoted on the OTCBB and thereafter at prevailing market prices.

4.	Please tell us whether SJC Capital LLC is a broker-dealer or affiliate of a broker-dealer.

Response:

The above referenced entity is not a broker-dealer or an affiliate of a broker-dealer. Nonetheless, this shareholder is no longer a selling shareholder under the prospectus.

5.
We note that the company has entered into a subscription agreement with a 3rd party investor to purchase 100,000,000 shares of common stock for a purchase price of $1,000,000 and the agreement further allows the investor to purchase an additional 100,000,000 shares for an additional $1,000,000.  Please revise your prospectus to address the material terms of this transaction and file the subscription agreement as an exhibit to the registration statement.

Response:

We have revised our prospectus to include the material terms of the transaction and included the subscription agreement as an exhibit.

6.	Please add your dealer prospectus delivery obligation legend pursuant to Item 502 of Regulation S-K or advise us why you believe it is not required.

Response:

The appropriate dealer prospectus delivery obligation legend has been added at the end of the prospectus.

Cover page

7.	Please revise to clarify that the company’s common stock is traded on the OTC Pink sheets.

Response:

The cover page has been revised to clarify our common stock is traded on OTC Pink sheets.

Risk Factors, page 5

8.	Please revise to add a risk factor addressing the risks that the owner of the Series A Preferred Stock controls the voting of 51% of the total vote.

Response:

A risk factor has been added addressing the 51% voting control granted to the owner of our Series A Preferred Stock.

We need additional capital to develop our business…, page 5

9.	Please revise to indicate the amount of working capital as of June 30, 2015.

Response:

We have noted that we had a negative working capital of $1,510,675 as of June 30, 2015.
Information with Respect to Code Green Apparel Corp., page 17

Description of Business, page 17

10.
Please provide additional detail regarding the events that occurred between July 17, 2012 and May 15, 2015 when the company changed its name.  Include details on the reasons for the change in business plan and how the decision to shift the company’s business was reached.

Response:

We provided additional details regarding the events that occurred between July 17, 2012 and May 15, 2015 by adding the following: “On July 17, 2012, Gold Standard Mining Corp. changed its name to J.D. Hutt Corporation as it sought to engage in opportunities outside of mining and natural resource exploration. From that time, and for a period of nearly two years, the Company’s operations consisted of seeking other opportunities. On April 26, 2014, and with the appointment of George Powell as its CEO and Sole Director, the Company officially changed its business model to offer eco-friendly corporate apparel primarily constructed from recycled textiles.”

11.
Please revise your business discussion to address the market for your products, the distribution of your products, your company’s competitive position in the industry and the principal methods of competition along with the existing governmental regulation of your business.

Response:

We have added additional information regarding our products, the distribution of our products, our competitive position in the industry, and the principal methods of competition.

12.
Please make it clear here and throughout the registration statement as appropriate that the company has not earned any revenues through the sale of eco-friendly apparel made from recycled textiles.  Clarify whether the company has any current manufacturing, sale, marketing and outfitting operations and whether the company has any current customers.

Response:

We have amended the registration throughout to make it clear that the we have not earned any revenues and to clarify our current operations and current customers.

Sources and Manufacturing, page 17

13.	Please clarify whether the company has purchased or currently is purchasing manufactured products from vendors.

Response:

We have amended the registration statement to make clear that the Company is currently purchasing products from vendors.

Legal Proceedings, page 20

14.
We note that JPM Capital Advisors, LLC brought a $530,000 claim against the company for amounts owed in connection with consulting fees and the convertible promissory note.  Please revise to provide the disclosure required by Item 103 of Regulation S-K regarding this legal proceeding or advise us why the disclosure is not required.

Response:

Disclosure has been added regarding the legal proceeding referenced above.

Directors, Executive Officer and Control Persons, page 28

15.
Please revise your discussion of Mr. George Powell’s business experience to include the dates, with month and year, he held the noted positions.  Also specifically address his business experience for the past five years.

Response:

The discussion of Mr. Powell has been amended to include the dates he held the noted positions and his business experience in the past five years.

Executive Compensation, page 30

16.
We note that the company entered into an employment agreement with George J. Powell, III on April 26, 2014 which provides for an annual base salary of $180,000.  We also note that your Summary Compensation Table does not reflect any base salary for 2014. Please revise to clarify that the company issued common stock in payment of services received from George Powell under the employment agreement.

Response:

The Executive Compensation table has been amended to note Mr. Powell received the common stock as equity compensation as defined in his employment agreement.

17.
We note that George Powell III was awarded stock awards in 2014.  Please note that awards reported in the stock awards column need to include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the smaller reporting company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. The sections so referenced are deemed part of the disclosure provided pursuant to Item 402(n) of Regulation S-K.  Also clarify that the aggregate grant date fair value for the stock award was computed in accordance with FASB ASC Topic 718.

Response:

We have amended the summary of executive compensation to include a footnote disclosing the aggregate grant date fair value for the stock award and included a reference to the financials.

Related Party Transactions, page 30

18.	Please revise to identify the shareholder(s) who forgave debt and interest on April 8, 2013, December 31, 2013 and October 13, 2014.

Response:

This discussion has been revised to identify the shareholders who forgave debt and interest on the dates noted in the above comment.

19.	We note that the company has a loan payable to a related party. Please revise to provide the disclosure required by Item 404(d) of Regulation S-K.

Response:

The disclosure has been revised to include the following: “At December 31, 2013, the Company owed a shareholder Panteleimon Zachos (also known as Pantelis Zachos) $516,479 for advances and accrued interest. During the period of January 1, 2014 through October 13, 2014 Mr. Zachos advanced an additional $8,000 to the Company.  On October 13, 2014, Mr. Zachos forgave the debt and interest in the amount of $524,479.”

Reports to Security Holders, page 31

20.	Please revise to identify the reports and other information that the company will file with the SEC after effectiveness of the registration statement.

Response:

This section has been revised to identify the reports and other information the company will file with the SEC after effectiveness of our registration statement.

Financial Statements, page F-1

21.	If you revise your annual financial statements to address our comments, please also revise your interim financial statements to the extent applicable.

Response:

We have revised our interim financial statements, when applicable, in light of revisions to our annual financial statements in response to the Staff’s comments.

Balance Sheets, page F-3

22.
We note from page F-7 that you have elected to present an unclassified condensed balance sheet.  Please revise your balance sheets to present items under the captions of current assets and current liabilities to comply with ASC 210-10-45, or tell us why you believe unclassified balance sheets provide investors information to assess the amounts, timing, and uncertainty of future cash flows and evaluate your liquidity. Please also tell us how your disclosures of negative working capital on pages 23 and 25 relate to your balance sheets.

Response:

We have revised our balance sheets to present items under the captions of current assets and current liabilities in order to comply with ASC 210-10-45. Further, the disclosures of negative working capital on pages 23 and 25 have been revised to reflect the equation of current assets less current liabilities.

Statements of Operations, page F-4

23.
Please explain your basis for presenting the revaluation of your derivative liability and interest expense within your selling, general and administrative expenses and as part of your operating expenses.

Response:

In response to the Staff’s comment, the revaluation of the derivative liability and interest expense have been revised and presented separately from the selling, general and administrative expenses.

Statements of Cash Flows, page F-5

24.
Please tell us your basis for presenting the issuance of convertible debt for services as a cash flow from operations rather than a cash flow from financing activities in your statements of cash flow.  Please refer to ASC 230-10-45-14 through 17.

Response:

In response to the Staff’s comment, the issuance of convertible debt for services has been revised and presented as a cash flow from financing activities.

Notes to Financial Statements

Organization and Nature of Business, page F-7

25.	Please revise to describe the nature of the business you operate under J.D. Hutt Corporation and Code Green Apparel Corp. and the time frames which you conducted business activities under these names.

Response:

This section has been amended to note that for a period of nearly two years the Company’s operations consisted of seeking other opportunities under J.D. Hutt, and to further clarify the nature of business under Code Green Apparel Corp.

Basis of Presentation and Going Concern, page F-7

26.
We note from your disclosure that you are in the development stage and have had no revenues since inception. You also label the company as “a development stage company” in both your annual and interim financial statements.  Please address the following:

•
Tell us how you applied ASU 2014-10 in presenting your 2014 financial statements. To the extent you early adopted ASU 2014-10, please remove the labeling of “development stage entity” from your annual and interim financial statements and

•	Disclose the risks and uncertainties related to the nature of your operations in which you are currently engaged if principal operations have not commenced. Refer to ASC 275-10-50-1 and 50-2A.

Response:

We have removed any reference to “development stage company” from all financial statements and note that we have commenced operations.

Note 7   Subsequent Events, page F-11

27.
We note from your disclosure on page F-12 that there was a full and final settlement of JPM’s $530,000 claim against you in connection with past due amounts of consulting fees and a convertible promissory note owed to JPM.  Please clarify how you accounted for and disclosed this loss contingency in your financial statements pursuant to ASC 450. Please also tell us if the note is related to the $500,000 convertible note that was issued on May 1, 2014 as disclosed at page F-9.

Response:

In response to the Staff’s comment, the discussions on page F-12 and F-20 have been corrected to state the $500,000 debt remains unpaid and the $30,000 of consulting fees remain unpaid. We have further noted that JPM has not taken action and received any shares in payment to date. Additionally, we have noted the 5,000,000 shares issued were in payment of services rendered. The valuation was made pursuant to ASC 450 at $50,000.

Balance Sheets, page F-13

28.
We note you present $190,358 for inventory as of June 30, 2015.  Please disclose the major categories of inventories presented, such as raw materials, work in process, finished goods, and supplies and include a policy note which discloses your basis for stating inventories pursuant to ASC 330-10-50-1.

Response:

In response to the Staff’s comment, we have amended our disclosure to include the major categories of inventories presented and policy note disclosing our basis for stating inventories pursuant to ASC 330-10-50-1.

Note 2 –  Convertible Notes, page F-19

29.
We note your disclosure on page F-20 states that your $500,000 convertible promissory note matured on May 1, 2015.  We also note you continue to present this amount in your balance sheet as of June 30, 2015.  Please revise your disclosure to clarify the status of the note. To the extent that there has been an occurrence of default, please expand your discussion of your liquidity and capital resources to disclose the nature of the default and amounts due.

Response:

We have revised our discussion to include the default nature of the note mentioned in the above comment.

Recent Sales of Unregistered Securities, page 32

30.	For each transaction, name the persons or identify the class of persons to whom the securities were sold and provide the date of sale. See Item 701 of Regulation S-K.

Response:

We have added the name of the persons or identity of the class of persons to whom securities were sold and the date of ale has been added for each transaction.

Exhibits, page 33

31.	Please revise to file your employment agreement with George Powell III as an exhibit to your registration statement.

Response:

In response to the Staff’s comment, the employment agreement with George Powell III has been added as an exhibit.

Signatures

32.	Please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures in Form S-1.

Response:

We have added the signature of our controller or principal accounting officer.

Exhibit 5.1

33.	Please revise the first sentence in the legality opinion to indicate that the shares are being registered for sale by the selling shareholders.

Response:

The legal opinion has been updated to indicate the shares are being registered for sale by the selling shareholders.

34.	Please revise your legal opinion to consent to the firm being named in the registration statement.

Response:

The legal opinion has been updated to consent to being named in the registration statement.

Please feel free to contact me if I can provide any further information related to this filing or the Company.

Sincerely,

 /s/    George Powell
George Powell
Chief Executive Officer